WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
1201 RXR Plaza
Uniondale, New York 11556
(516) 622-9200 (phone)
(516) 977-3056 (fax)

August 29, 2012

VIA EDGAR ELECTRONIC TRANSMISSION:

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Roomlinx, Inc.
Registration Statement on Form S-1/A
File No. 333-182201
Filed August 24, 2012

Dear Mr. Spirgel:

On behalf of Roomlinx, Inc. (“Roomlinx”), and in response to the Staff’s verbal comments conveyed via telephone conversation on August 28, 2012 (the “Comments”), we hereby submit the responses below.

1.
Please revise the “Selling Stockholders” table so that the “Shares Beneficially Owned Prior to this Offering” column includes each Selling Stockholder’s respective share of the 1,920,000 shares being offered on a resale basis, and the “Shares Beneficially Owned After this Offering” column represents the amount of shares each Selling Stockholder will own after such shares are sold.

●	In accordance with the Staff’s Comment, the “Selling Stockholders” table has been revised as requested.

2.	Please provide clarity as to whether any of the Selling Stockholders are broker-dealers.

●	In accordance with the Staff’s Comment, we clarified that none of the “Selling Stockholders” are broker-dealers.

3.	Please update the directors’ biographies to incorporate all of the required information from Item 401(e) of Regulation S-K.

●
In accordance with the Staff’s comment, the biographies were updated to include all of the required information, including, but not limited to, (i) a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, (ii) the business experience of each director during the past 5 years and (iii) identification of any directorships for other publicly-held companies during the past 5 years.  Any gaps contained in the biographies with respect to business experience during the past 5 years are a result of the director in question not having business experience during such time period.

On behalf of Roomlinx, we acknowledge that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare Roomlinx’s filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring Roomlinx’s filing effective, does not relieve Roomlinx from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3.
Roomlinx may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer

Alan C. Ederer, Esq.

cc:  Michael S. Wasik